Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 27, 2009 (except for earnings per share amounts as discussed in Note 1 – Accounting Changes - Earnings per Share, as to which the date is February 26, 2010), with respect to the consolidated financial statements of Watsco, Inc. and subsidiaries which is incorporated by reference in the Annual Report of Watsco, Inc. on Form 10-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the following Registration Statements of Watsco, Inc. on Form S-3 (No. 333-163678) and Forms S-8 (No. 333-159776, No. 333-149467, No. 333-126824, No. 333-86006, No. 333-39380, No. 333-82011, No. 333-80341, No. 333-10363, No. 33-51934 and No. 33-72798).

/s/ GRANT THORNTON LLP

Miami, Florida

February 26, 2010